Filed by Jacobs Engineering Group Inc.

pursuant to Rule 425 under the Securities

Act of 1933, as amended, and deemed filed

pursuant to Rule 14a-12 under the Securities

Exchange Act of 1934, as amended

Subject Company: CH2M Hill Companies, Ltd.

Commission File No.: 000-27261

Interviewee:	Steve Demetriou
Title:	CEO
Company:	Jacobs Engineering Group
Channel:	Bloomberg US
Date:	August 8, 2017
Time:	2:30 p.m.
Duration:	7 minutes 10 seconds
Interviewer 1:	Julia Chatterley
Interviewer 2:	Scarlet Fu

Julia Chatterley

Building a global presence through consolidation: shares of Jacob’s Engineering Group getting a boost as the company’s M&A-driven strategy takes them takes center stage at its third-quarter earnings report today. The engineering and construction firm is planning to buy CH2M for $2.9 billion as part of its global push. For more on the industry—and President Trump’s agenda, too, in terms of infrastructure—let’s bring in Steve Demetriou, Jacobs Engineering Group’s Chairman and CEO. So great to have you on the show. Just looking at some of the details of this deal in particular, which is quite fascinating from many reasons: it takes your company’s expertise in water system upgrades and building and infrastructure to around just over 30% of your revenues. What is the growth opportunity in water here that you see?

Steve Demetriou

The growth opportunity for water is tremendous. Late last year we completed a strategy and our top priority was to grow in water. We already have water capability, but now we’re acquiring the industry leader in global water with CH2M where they bring cutting edge technology and capabilities in a variety of water sectors, but especially in state and local municipalities. And combining with Jacobs now creates a tremendous opportunity because we bring a global platform into private sectors, petroleum, chemicals, mining. If you just take the refining industry, for example, we’re an industry leader, we’re going to take their capabilities, bring it to that sector to drive clean water solutions, improve the environment at a cost that is significantly lower than it’s been in the past.

Scarlet Fu

Talk about the urgency of why now. Why is water such a critical part of your business at this moment?

Steve Demetriou

Look, water, the world’s population is growing. There’s a scarcity of water around the world. There’s an aging water infrastructure, and so combining our two companies is now going to create the opportunity to not only solve the problems, but actually anticipate our clients’ needs in a way that hasn’t been solved before.

Julia Chatterley

So when I look at the business in particular, a lot of their revenues are generated by government contracts and I wonder about the timing of this deal, too. Did you see that $1 trillion infrastructure announcement by Donald Trump and go, a-ha, we can monopolize on that?

Steve Demetriou

Yes, look, I don’t have any special insight on how the billion-dollar plan, trillion-dollar plan is going to play out. But clearly we see infrastructure growing significantly and we see it being driven by urbanization, emerging economies on a global basis. And so as we look to take the combined companies around the world, we’re excited about the opportunities. One specific area that we think is going to be tremendously growth opportunities around smart infrastructure, and so smart cities, smart buildings, smart highways, and we have a tremendous opportunity to grow in that area.

Scarlet Fu

Have you engaged with anyone in the federal government or the state government, or the municipal government on this?

Steve Demetriou

Look, we have a large presence in government business today with our aerospace and technology business. We work with the likes of NASA and Department of Defense.

Scarlet Fu

Specifically on the president’s $1 trillion infrastructure plan, has there been any engagement on that?

Steve Demetriou

Yes, again, we’re looking into what’s going on with the U.S. government. We’re excited that they’re focused on growth, not only in infrastructure, but other businesses. But again, I want to emphasize this is happening globally and there’s a pent-up demand for infrastructure because of growing population and aging infrastructure. And so we just see a tremendous opportunity to grow.

Julia Chatterley

How quickly do you think this kind of infrastructure spend can happen here in the United States, firstly when you look at the government and the progress or non-progress they’re making in other areas? And I guess my second question would be, as you said, this is a global opportunity, so compare the United States to other countries around the world to where you operate, how difficult is it to get things done whether it’s red tape, whether it’s environmental protection issues

Scarlet Fu

Or NIMBY [principle] for that matter?

Julia Chatterley

How difficult is it?

Steve Demetriou

Well, first of all, on your first question, it’s growing significantly already in the U.S. and around the world, specifically in the U.S., for example, and you look at the wins that we’ve had over the last 12 to 18 months, we’ve had nine quarters in a row of backlog growth. We’re seeing 30% growth in our buildings and infrastructure sales, and CH2M is enjoying the same sort of trends. And so again, the ability to combine the best of these two companies is going to create a company that doesn’t exist today to go after those opportunities. Now when you look at around the world, we announced a couple of months ago a joint venture to work with the Saudi government to advance their vision 20/30, to diversify from oil into entertainment cities and smart cities, and hospitals, and medical facilities, education. And so that’s another example of many of how it’s happening everywhere in the world.

Julia Chatterley

But isn’t that kind of an argument for saying that the private sector is going to do it quicker than the government will ever get to do this. Like you’ve announced that big deal. You look at some of the private equity names like Blackstone, they came and announced this infrastructure fund. The private sector is doing it before the government.

Steve Demetriou

Well it’s a combination of both. If you look at Australia, we have a big relationship with a consortium that’s putting a $30 billion smart city, the Australian education city outside of Melbourne, and that’s a combination of public and private funding. And again, that’s a tremendous opportunity for us to diversify the services with both CH2M and Jacobs where we’re talking about 80,000 residents, 50,000 students, a smart city that’s going to take education and innovation districts to connect students and businesses around the world.

Scarlet Fu

Steve, let me just ask you, is Jacobs interested in participating in the building of the wall between the U.S. and Mexico?

Steve Demetriou

You know, I would rather not common on that because it’s not sort of what we’re focused on. Again, we’re focused on global opportunities where we can solve problems and really anticipate the solutions of our, anticipate the needs of our clients and that really doesn’t exist today in our industry. Our industry has been built around let the clients coming to us, laying out specification, giving us their requirements and what we’re going to do is take it to a new level where we’re going to help them anticipate their needs and bring them proactive solutions to drive whether it’s infrastructure or any of the other diversified markets we’re in.

Julia Chatterley

It’s exciting times.

Scarlet Fu

Steve Demetriou of Jacobs Engineering Group, Chairman and CEO; thank you so much.

Steve Demetriou

Yes, thank you.

Additional Information and Where to Find It

In connection with the proposed acquisition of CH2M Hill Companies, Ltd. (“CH2M”) by Jacobs Engineering Group Inc. (the “Company”) pursuant to the terms of an Agreement and Plan of Merger by and among CH2M, the Company and Basketball Merger Sub Inc., a wholly owned subsidiary of the Company (“Merger Sub”), the Company intends to file with the SEC a Registration Statement on Form S-4 (the “Form S-4”) that will contain a proxy statement of CH2M and a prospectus of the Company, which proxy statement/prospectus will be mailed or otherwise disseminated to CH2M’s stockholders when it becomes available. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, INVESTORS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS) BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE COMPANY, CH2M AND THE MERGER. Investors may obtain free copies of the proxy statement/prospectus when it becomes available, as well as other filings containing information about the Company and CH2M, without charge, at the SEC’s Internet website (http://www.sec.gov). Copies of these documents may also be obtained for free from the companies’ websites at www.jacobs.com or www.ch2m.com.

Participants in Solicitation

The Company, CH2M and their respective officers and directors may be deemed to be participants in the solicitation of proxies from the stockholders of CH2M in connection with the proposed Merger of Merger Sub with and into CH2M. Information about the Company’s executive officers and directors is set forth in its Annual Report on Form 10-K, which was filed with the SEC on November 22, 2016 and its proxy statement for its 2017 annual meeting of stockholders, which was filed with the SEC on December 9, 2016. Information about CH2M’s executive officers and directors is set forth in its Annual Report on Form 10-K, which was filed with the SEC on March 7, 2017, and the proxy statements for its 2017 annual meeting of stockholders, which was filed with the SEC on April 24, 2017. Investors may obtain more detailed information regarding the direct and indirect interests of the Company, CH2M and their respective executive officers and directors in the acquisition by reading the preliminary and definitive proxy statement/prospectus regarding the proposed transaction when it is filed with the SEC. When available, you may obtain free copies of these documents as described in the preceding paragraph.

No Offer or Solicitation

This transcript relates to a proposed business combination between the Company and CH2M. This document is for informational purposes only and shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction. This document is not a substitute for the prospectus or any other document that the Company or CH2M may file with the SEC in connection with the proposed transaction. No offering of securities shall be made, except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Forward-Looking Statement Disclaimer

Certain statements contained in this document constitute forward-looking statements as such term is defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and such statements are intended to be covered by the safe harbor provided by the same. Statements made in this document that are not based on historical fact are forward-looking statements, including statements regarding whether and when the proposed transaction with CH2M will be consummated and the anticipated benefits thereof. Although such statements are based on management’s current estimates and expectations, and currently available competitive, financial, and economic data, forward-looking statements are inherently uncertain, and you should not place undue reliance on such statements as actual results may differ materially. We caution the reader that there are a variety of risks, uncertainties and other factors that could cause actual results to differ materially from what is contained, projected or implied by our forward-looking statements. For a description of some of the risks, uncertainties and other factors that may occur that could cause actual results to differ from our forward-looking statements see our Annual Report on Form 10-K for the period ended September 30, 2016, and in particular the discussions contained under Item 1—Business; Item 1A—Risk Factors; Item 3—Legal Proceedings; and Item 7—Management’s Discussion and Analysis of Financial Condition and Results of Operations, our Quarterly Report on Form 10-Q for the period ended June 30, 2017, and in particular the discussions contained under Part II, Item 1A – Risk Factors; Part I, Item 2 – Management’s Discussion and Analysis of Financial Condition and Results of Operations; and Part II, Item 1 – Legal Proceedings, as well as our other filings with the Securities and Exchange Commission (“SEC”). Neither we nor CH2M is under any duty to update any of the forward-looking statements after the date of this transcript to conform to actual results, except as required by applicable law.

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